

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 5, 2015

Via E-mail
Michael H. Lou
Chief Financial Officer
Oasis Petroleum Inc.
1001 Fannin Street, Suite 1500
Houston, Texas 77002

> Re: **Oasis Petroleum Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 001-34776**

Dear Mr. Lou:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                 Sincerely,

                 /s/ Ethan Horowitz

                 Ethan Horowitz
                 Branch Chief
                 Office of Natural Resources